

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 14, 2015

<u>Via E-mail</u>
Gary S. Jones
Chief Executive Officer
Northland Cable Properties Eight Limited Partnership
101 Stewart Street, Suite 700
Seattle, Washington 98101

> **Re:** **Northland Cable Properties Eight Limited Partnership**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed February 28, 2014**
> **File No. 001-18307**

Dear Mr. Jones:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                        Sincerely,

                                        /s/ Robert S. Littlepage, for

                                        Larry Spirgel
                                        Assistant Director

cc: <u>Via E-mail</u>
        Rick McElwee
        Vice President and Controller
        Northland Communications Corp.